Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

November 9, 2015

Via EDGAR
Tiffany Piland Posil
 Special Counsel, Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
Division of Corporation Finance
 100 F Street, N.E.
Washington, D.C. 20549-3628

Re:                             Schedule TO-T/A filed by Sprott Asset Management LP, et al.
Filed November 4, 2015
File No. 005-87886

Dear Ms. Posil:

On behalf of our clients, Sprott Asset Management LP (the “Manager”), Sprott Asset Management Gold Bid LP (the “Gold Offeror”), Sprott Asset Management Gold Bid GP Inc. and Sprott Physical Gold Trust (“PHYS” and, collectively, “Sprott”), who commenced an offer (the “Gold Offer”) to purchase all of the issued and outstanding units of Central GoldTrust, in exchange for units of PHYS, we hereby convey the following response to the comment letter dated November 6, 2015 of the staff of the Securities and Exchange Commission (the “Commission”) relating to the Notice of Variation filed by Sprott in connection with the Gold Offer.  Capitalized terms have the meanings given to them in the Gold Offeror’s offering documents.  For ease of reference, the Staff’s comment is printed below in italics and is followed by Sprott’s response.

Disclosure indicates that the Offeror intends to use the amended power of attorney in the Letter of Transmittal “in order to execute and deliver a written resolution removing the current GTU Trustees … and replacing such individuals with Sprott Nominees.”  Please provide us with a brief analysis as to how removing current GTU Trustees and replacing such individuals with Sprott Nominees in the manner you propose is authorized under GTU’s governing documents and applicable law.

Response to Comment:  The GTU Declaration of Trust explicitly allows for the removal and appointment of GTU Trustees by written resolution.  Specifically, section 8.6 of the GTU Declaration of Trust provides that:

The [GTU] Unitholders may remove any [GTU] Trustee or [GTU] Trustees from office, by resolution approved by a majority of votes cast at a meeting of [GTU] Unitholders called for the purpose.

A vacancy created by the removal of a [GTU] Trustee may be filled at the meeting of [GTU] Unitholders at which the [GTU] Trustee is removed or, if not so filled, may be filled as set forth in Section 8.7.

Section 11.7 of the GTU Declaration of Trust further provides that “[GTU] Unitholders shall be entitled to pass resolutions that will bind [GTU] or the [GTU] Trustees only with respect to the following matters: … (b) the election or removal of a [GTU] Trustee as provided in Article 8 …” and section 11.12 of the GTU Declaration of Trust states as follows:

Notwithstanding any other provision of this [GTU] Declaration of Trust, a resolution in writing executed by [GTU] Unitholders holding more than 66 2/3% of the outstanding [GTU] Units or 50.1% of the outstanding [GTU] Units, as applicable, at any time shall be as valid and binding for all purposes of this [GTU] Declaration of Trust as if such [GTU] Unitholders had exercised at that time all of the voting rights to which they were then entitled under Section 11.6 or Section 11.7 in favour of such resolution at a meeting of [GTU] Unitholders duly called for the purpose.

Stikeman Elliott LLP, Canadian counsel to Sprott, advises that, as GTU is a trust rather than a body corporate, it is not subject to any governing “corporate” legislation/statute (rather the GTU Declaration of Trust functions as such).  Further, Stikeman Elliott confirms that under applicable Canadian securities laws the removal and replacement of the GTU Trustees (other than the Administrator Nominees) in the manner contemplated in the Notice of Variation dated November 4, 2015 is permissible.

Please also note that the replacement of the GTU Trustees (other than the Administrator Nominees) with individuals named by the Offeror has been part of the Offer since its commencement on May 27, 2015.  Specifically, such action was contemplated as part of the Special Resolutions (see resolution (v) at Appendix A of the Letter of Transmittal).  Finally, the Ontario Superior Court, as part of the previous litigation surrounding the Offer, previously determined that the current GTU Trustees may be removed and the new individuals appointed in their place pursuant to the powers of attorney contained in the Letter of Transmittal.  This is set out in the decision of the Ontario Superior Court, dated July 31, 2015, which may be found in the Schedule 14D-9 filed by GTU on August 5, 2015.  The appeal by GTU of such decision of the Ontario Superior Court was dismissed.

*  *  *

As previously disclosed, concurrently with the Offer, the Manager, Sprott Asset Management Silver Bid LP and Sprott Asset Management Silver Bid GP Inc. commenced an offer (the “Silver Offer”) to purchase all of the issued and outstanding units of Silver Bullion Trust, in exchange for units of Sprott Physical Silver Trust.  In connection with the Silver Offer, Sprott Physical Silver Trust filed the Notice of Variation mentioned above under Form F-10/A on November 4, 2015 (File No. 333-204467). The foregoing response applies to the Silver Offer.

If you have any questions concerning the above, please do not hesitate to contact the undersigned at (212) 373-3434 or (212) 373-3024.

Sincerely,

/s/ Christopher J. Cummings	/s/ Edwin S. Maynard
Christopher J. Cummings	Edwin S. Maynard

cc:      Arthur Einav
Sprott Inc.

Kirstin H. McTaggart

Sprott Asset Management LP

John J. Ciardullo and John R. Laffin

Stikeman Elliott LLP